[PH Letterhead]

(713) 860-7352

willburns@paulhastings.com

April 9, 2018

VIA EDGAR [CORRESPONDENCE FILING]

Division of Investment Management,

    Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson Midstream/Energy Fund, Inc.

Registration Statement on Form N-14 (File No. 333-224204)

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form N-14 (the “Registration Statement”) of our client, Kayne Anderson Midstream/Energy Fund, Inc. (the “Fund”), filed with the U.S. Securities and Exchange Commission on April 9, 2018 registering shares of common stock to be issued in connection with the proposed reorganization of Kayne Anderson Energy Total Return Fund, Inc. with the Fund.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III of PAUL HASTINGS LLP

cc:	David A. Hearth, Esq., Paul Hastings